FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number:  001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Filed with this Form 6-K are the following, which are incorporated herein by reference:

99.1  Notice of Special Meeting of Shareholders on March 22, 2006
99.2  Management Information and Proxy Circular
99.3  Report of Voting Results at Special Meeting of Shareholders

Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risk factors that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in foreign countries, corruption, requests for improper payments, uncertain legal enforcement, regulatory, political and economic risks associated with Venezuelan operations, our ability to obtain additional funding for the development of the Brisas project, in the event any key findings or assumptions previously determined by our experts in the final feasibility study (including any updates thereto) significantly differ or change as a result of actual results in our expected construction and production at the Brisas project, risk that actual mineral reserves may vary considerably from estimates presently made, impact of currency, metal prices and metal production volatility, changes in proposed development plans (including technology used), our dependence upon the abilities and continued participation of certain key employees, and risks normally incident to the operation and development of mining properties. These are discussed in greater detail in Gold Reserve's filings with the U.S. Securities and Exchange Commission at www.sec.gov and the Annual Information Form and other reports filed with Canadian provincial securities commissions at www.sedar.com. Gold Reserve expressly disclaims any intention or obligation to update or revise any forward looking statement whether as a result of new information, events or otherwise.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Reserve Inc.
(Registrant)


Date: May 2, 2006
By:   s/ Robert A. McGuinness
Name:    Robert A. McGuinness
Title:   Vice President - Finance & CFO

EXHIBIT INDEX

99.1  Notice of Special Meeting of Shareholders on March 22, 2006


GOLD RESERVE INC.

926 W. Sprague Avenue, Suite 200, Spokane, WA  99201

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a Special Meeting (the "Meeting") of the holders of Class A common shares and Class B common shares
(collectively, the "Shareholders") of GOLD RESERVE INC. (the
"Company") will be held at the Spokane Club, located at 1002 W.
Riverside, Spokane, Washington USA, on Wednesday, the 22nd day of March 2006 at 9:30 a.m. (Pacific time) for the following purposes:

1) To approve the continuation of and amendment to the Shareholder
   Rights Plan;
2) To approve the amendments to the Equity Incentive Plan; and
3) To approve the extension of options expiring on June 8, 2006 to December 31, 2006 and, subject to discretion of the Board, to further extend the expiry date no later than to June 8, 2008; and
4) To conduct any other business as may properly come before the meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting or any adjournment thereof in person and who wish to ensure that their shares will be voted are requested to complete, sign and mail the enclosed form of proxy to Computershare Trust Company, Inc., P.O. Box 1596, Denver, Colorado 80201-9975 not later than the close of business on the business day immediately preceding the Meeting or any adjournment thereof. An Information Circular accompanies this notice. The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

DATED at the City of Spokane, in the State of Washington, USA this 31st day of January, 2006.

BY ORDER OF THE DIRECTORS
Rockne J. Timm
Chief Executive Officer



99.2  Management Information and Proxy Circular

GOLD RESERVE INC.

INFORMATION CIRCULAR
(Containing information as of January 31, 2006)

MANAGEMENT SOLICITATION OF PROXIES

This Management Information and Proxy Circular is furnished in connection with the solicitation of proxies by the management of GOLD RESERVE INC. (the "Company") to be voted at the Special Meeting of Shareholders of the Company (the "Meeting") to be held on Wednesday, the 22nd day of March, 2006 at 9:30 a.m. (Pacific time), at the Spokane Club located at 1002 W. Riverside, Spokane, Washington and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders. The solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone by employees of the Company. Employees will not receive any extra compensation for such activities. The Company may pay brokers, nominees or other persons holding shares of the Company in their name for others for their reasonable charges and expenses in forwarding proxies and proxy materials to beneficial owners of such shares, and obtaining their proxies. The Company may also retain independent proxy solicitation agents to assist in the solicitation of proxies for the Meeting. The cost of all solicitations of proxies will be borne by the Company. Except where otherwise stated, the information contained herein is given as of the 31st day of January 2006.

Unless otherwise indicated, all currency amounts referred to herein are stated in U.S. dollars.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the enclosed form of proxy are Directors or Officers of the Company.

A Shareholder submitting a proxy has the right to appoint a person or company, who need not be a Shareholder, to represent the Shareholder at the Meeting other than the persons designated in the form of proxy furnished by the Company. To exercise this right, the Shareholder may insert the name of the desired representative in the blank space provided in the proxy or may submit another appropriate form of proxy.

The completed proxy must be deposited at the office of Computershare Trust Company, Inc., P.O. Box 1596, Denver, Colorado 80201-9975, not later than the close of business on the business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting immediately prior to the commencement of the Meeting or any adjournment thereof, otherwise the instrument of proxy will be invalid.

You may revoke or change your proxy at any time before it is exercised at the Meeting. In the case of Shareholders appearing on the registered shareholder records of the Company, a proxy may be revoked at any time prior to its exercise by sending or depositing a written notice of revocation or another signed proxy bearing a later date to the Secretary of the Company at its principal executive office located at 926 W. Sprague Avenue, Suite 200, Spokane, Washington 99201. You may also revoke your proxy by giving notice or by voting in person at the Meeting.

Shareholders appearing in the name of a bank, broker or other nominee should follow the instructions provided by their bank, broker or nominee in revoking their previously voted shares.

EXERCISE OF DISCRETION BY PROXIES

The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of such choice being specified, such shares will be voted "for" the matters specifically identified in the Notice of Special Meeting of Shareholders accompanying this Information Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Special Meeting of Shareholders and with respect to other matters which may properly be brought before the Meeting. At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Special Meeting of Shareholders.

In February 1999, Gold Reserve Corporation became a subsidiary of the Company, the successor issuer. For the purposes of disclosure in this Information Circular, references to the Company prior to February 4, 1999 are references to Gold Reserve Corporation.

VOTING RIGHTS AND PRINCIPAL SHAREHOLDERS

The Company's issued and outstanding shares consist of Class A common shares (each, a "Class A Share") and Class B common shares (each, a "Class B Share"). Unless otherwise noted, references to Common Shares in this Information Circular include both Class A Shares and Class B Shares. Holders of Class A Shares and holders of Class B Shares (collectively, the "Shareholders") are entitled to one vote per share and will vote as a single class on all matters to be considered and voted upon at the Meeting or any adjournment thereof. As of January 31, 2006, there were 35,268,806 issued and outstanding Class A Shares and 1,110,020 issued and outstanding Class B Shares for a total of 36,378,826 Common Shares eligible to vote.

The Company has set the close of business on February 20, 2006 as the record date for the Meeting. The Company will prepare a list of Shareholders of record at such time. Shareholders will be entitled to vote the shares then registered in their name at the Meeting except to the extent that (a) the holder has transferred the ownership of any of his shares after that date, and (b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he owns the shares, and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his shares at the Meeting or any adjournment thereof.

To the knowledge of the Directors and senior officers of the Company, as of January 31, 2006, no person, firm or corporation beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the voting rights attached to the Common Shares.

A quorum for the transaction of business at any meeting of the Shareholders shall be holders of at least one-third (1/3) of the outstanding Common Shares present in person or represented by proxy. Except as otherwise stated in this Information Circular, the affirmative vote of the holders of a majority of the Common Shares present at the Meeting, in person or by proxy, is required to approve all items presented in this information Circular.

BUSINESS OF THE MEETING

Item 1. Continuation of and Amendment to the Shareholder Rights Plan

Shareholder Rights Plan Agreement

At the Meeting, Shareholders will be asked to approve the continuation and amendment of the Company's shareholder rights plan.

The Company instituted a shareholder rights plan (the "Rights Plan") in 1999. The Rights Plan is set forth in the Shareholder Rights Plan Agreement (the "Rights Plan Agreement") which was originally dated October 5, 1998. Since the original approval by the Shareholders, the Rights Plan and the Rights Plan Agreement have been amended and continued from time to time, the most recent amendment being on March 14, 2003. Pursuant to the terms of the Rights Plan Agreement, the Rights Plan will expire on June 30, 2006 unless the Rights Plan Agreement is amended to extend its expiry time.

On January 30, 2005, the Board approved the extension of the expiry date of the Rights Plan from June 30, 2006 to June 30, 2009 along with certain other minor amendments, which the Board considers appropriate.

The rights agent of the Rights Plan Agreement will change from Computershare Trust Company of Canada to Computershare Investor
Services Inc.

The Board has determined it appropriate and in the best interests of the Shareholders that the Rights Plan be amended and continued for another three years.

Background

The primary objective of the Rights Plan is to provide the Board with sufficient time to consider and, if appropriate, to explore and develop alternatives for maximizing shareholder value if a take-over bid is made for the Company, and to provide every shareholder with an equal opportunity to participate in such a bid. The Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Rights Plan), which requires the takeover bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.

Under provincial securities legislation, a take-over bid generally means an offer to acquire voting or equity shares of a person or persons, where the shares subject to the offer to acquire, together with shares already owned by the bidder and certain related parties aggregate 20% or more of the outstanding shares of a company. For the purposes of the Rights Plan, a "Take-Over Bid" is an offer to acquire voting shares of the Company if, assuming the voting shares of the Company are acquired at the date of such offer, the voting shares beneficially owned by the person making the offer would constitute in the aggregate 15% or more of the voting shares of the Company then outstanding.

While the Rights Plan is intended to regulate certain aspects of take-over bids for the Company, it is not intended to deter a bona fide attempt to acquire control of the Company if the offer is made fairly. The Rights Plan does not affect the duty of the Board to give due and proper consideration to any offer that is made and to act honestly, in good faith and in the best interests of the Company and its Shareholders. The Rights Plan utilizes the mechanism of the Permitted Bid to ensure that a person seeking control of the Company allows Shareholders and the Board sufficient time to evaluate the bid. The purpose of the Permitted Bid feature is to allow a potential bidder to avoid the dilutive features of the Rights Plan by making a bid in conformity with the conditions specified in the Permitted Bid provisions (as set out below).

The Rights Plan should not deter a person seeking to acquire control of the Company if that person is prepared to make a Take-Over Bid pursuant to the Permitted Bid requirements or is prepared to negotiate with the Board. Otherwise, a person will likely find it impractical to acquire 15% or more of the outstanding Common Shares because the Rights Plan will substantially dilute the holdings of a person or group that seeks to acquire such an interest other than by means of a Permitted Bid or on terms approved by the Board. When a person or group or their transferees become an Acquiring Person, the Rights beneficially owned by those persons become void thereby permitting their holdings to be diluted. The possibility of such dilution is intended to encourage such persons to make a Permitted Bid or to seek to negotiate with the Board the terms of an offer which is fair to all Shareholders.

The Board's authorization of the continuation and amendment of the Rights Plan was not in response to or in anticipation of any pending or threatened take-over bid.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan, which is qualified in its entirety by reference to the text of the Rights Plan.

Effective Time: The Rights were first issued under the Rights Plan on February 4, 1999.

Term: The term of the Rights Plan, as amended, if reconfirmed at the Meeting, will expire June 30, 2009. If not reconfirmed, the Rights Plan will expire at the close of business on June 30, 2006. The time of expiry of the Rights Plan is defined in the Rights Plan Agreement as the Expiration Time.

Issue of Rights: Immediately following the Effective Time, one right (a "Right") was issued and attached to each outstanding Common Share. One Right will also attach to any Common Share issued after the Effective Time and prior to the earlier of the Separation Time and the Expiration Time.

Rights Exercise Privilege: The Rights will separate from the shares to which they are attached and will become exercisable at the time (the "Separation Time") that is 10 trading days after the earlier of a person having acquired, or the commencement, announcement or other date determined by the Board in respect of a take-over bid to acquire, 20% or more of the Common Shares, other than by an acquisition pursuant to a Permitted Bid or a Competing Bid (as discussed below).

The acquisition by a person (an "Acquiring Person"), including associates and affiliates and others acting in concert, of Beneficial Ownership (as defined in the Rights Plan) of 20% or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event." Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, will become void upon the occurrence of a Flip-in Event. On the tenth trading day after the occurrence of the Flip-in Event the Rights (other than those held by the Acquiring Person) will permit the Holder to purchase Class A Shares of the Company having a market value of twice the Exercise Price of the Rights for an amount in cash equal to the Exercise Price.

For example, each Right will permit the Holder to purchase Class A shares with a total market value of $140 (Canadian), on payment of $70 (Canadian); i.e., at a 50% discount. Therefore, if, on the 10th trading day after the Flip-in Event, the Market price per share was $10 Canadian, each Right would permit the Holder to purchase 14 Class A shares for $70 Canadian.

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the attached shares, reported earnings per Common Share on a fully diluted or non-diluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability: Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued following the Effective Time. Rights are also attached to such shares outstanding as of the Effective Time, although share certificates issued prior to that date will not bear such a legend. Shareholders do not have to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will not be transferable separately from the attached shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the shares.

Permitted Bid Requirements: The requirements of a permitted bid (a "Permitted Bid") include the following:

(i)  the take-over bid must be made by way of a take-over bid circular;

(ii) the take-over bid must be made to all Holders of Common Shares other than the offeror (the Rights Plan allows a partial bid to be a Permitted Bid);

(iii) the take-over bid must not permit Common Shares tendered pursuant to the take-over bid to be taken up prior to the expiry of a period of not less than 60 days and then only if at such time more than 50% of the Common Shares held by Shareholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder (the "Independent Shareholders") have been tendered pursuant to the take-over bid and not withdrawn. The take-over bid must also provide that any Common Shares deposited pursuant to the bid may be withdrawn until taken up and paid for; and

(iv) if, on the date that Common Shares may be taken up and paid for, more than 50% of the Common Shares held by Independent Shareholders are tendered to the take-over bid and not withdrawn, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for not less than 10 business days from the date of such public announcement.

The Rights Plan allows a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that, provided such offer is outstanding for a minimum period of 21 days, it may expire on the same date as the Permitted Bid.

Permitted Lock-Up Agreement: A Permitted Lock-Up Agreement will be an agreement by a Shareholder to deposit or tender shares to a take-over bid, provided that the agreement meets certain requirements. These requirements are essentially that: (a) the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available;
(b) the Shareholder who agrees to tender shares to a take-over bid made by the other party to the agreement (the "lock-up bid") be allowed to terminate its obligations under the agreement in order to tender the shares to another take-over bid or support another transaction where the offer price under the other bid or transaction is equal to or greater than a specified minimum which is not more than 7% higher than the offer price under the lock-up bid; and (c) no break-up fees or other penalties that exceed in the aggregate the greater of 2.5% of the price or value payable under the lock-up bid and 50% of the increase in the consideration resulting from another take-over bid or transaction shall be payable by the Shareholder if the Shareholder fails to tender its shares to the lock-up bid.

Waiver and Redemption: If a potential offeror does not wish to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a bid by take-over bid circular to all Shareholders on terms which the Board consider fair to all Shareholders. In such circumstances, the Board may, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of such transaction, thereby allowing such bid to proceed without dilution. In such event, such waiver would be deemed also to be a waiver in respect of all other contemporaneous bids made by way of a take-over bid circular. The Board may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event has reduced its beneficial holdings to less than 20% of the outstanding voting shares of the Company. Other waivers of the Rights Plan require approval of the Holders of Common Shares or Rights. At any time prior to the occurrence of a Flip-in Event, the Board may with the prior consent of the Holders of Common Shares or Rights redeem all, but not less than all, of the outstanding Rights, as the case may be, at a price of Cdn. $0.00001 each.

Exemptions for Investment Advisors: Investment advisors (for client accounts) and trust companies (acting in their capacity as trustees and administrators) acquiring more than 20% of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Supplements and Amendments: The Company is authorized to make amendments to the Rights Plan to correct any clerical or typographical error or, subject to subsequent reconfirmation by Shareholders or Rights Holders, to maintain the validity of the Rights Plan as a result of changes in law or regulation. Other amendments or supplements to the Rights Plan may be made with the prior approval of Shareholders or Rights Holders.

Proposed Amendments

The Board of Directors of the Company has authorized the amendment and restatement of the Rights Plan Agreement in the manner described below, subject to approval of the Shareholders at the Meeting. A Shareholder or other interested party may obtain a copy of the Amended and Restated Rights Plan Agreement, as proposed, from the Corporate Secretary of the Company. If the proposed resolution is passed, it is anticipated that the Amended and Restated Rights Plan Agreement will be executed shortly after the Meeting.

The proposed amendments to the Rights Plan Agreement are as follows:

(a) The expiry date of the Rights Plan will be changed from June 30, 2006 to June 30, 2009; and

(b) Certain minor amendments will be made which the Board considers appropriate.

The following resolution in respect of the reconfirmation and amendment of the Rights Plan will be proposed at the Meeting:

"BE IT RESOLVED THAT:

The Shareholder Rights Plan Agreement and the Rights Plan contained therein originally dated October 5, 1998 and last amended on March 14, 2003, be reconfirmed, and further amended and restated as described in this Information Circular dated January 31, 2006."

In order for the reconfirmation and amendment of the Rights Plan to be approved, the resolution must be passed by the affirmative vote of a majority of the votes cast on the resolution by Independent Shareholders, as defined in the Rights Plan Agreement. "Independent Shareholders" is defined in the Rights Plan Agreement to mean Shareholders other than an Acquiring Person (as defined below) or any person who has announced an intention to make a take-over bid for Common Shares or any associates or affiliates of, or any person acting in concert with, an Acquiring Person or any such offeror. Independent Shareholders also excludes any employee benefit plans of the Company unless the plan beneficiaries direct the manner in which the Common Shares are voted or tendered to a take-over bid.

Item 2. Amendment to the Equity Incentive Plan

The Equity Incentive Plan

Current Plan Summary

The Company presently has one active stock option plan, the 1997 Equity Incentive Plan (the "Plan"). The Plan incorporates outstanding options issued from predecessor plans that have been terminated. The 1997
Equity Incentive Plan expires on January 30, 2007.

Employees, directors and consultants of the Company and its subsidiaries are eligible to receive grants under the Plan. An option may be exercised during the lifetime of the optionee only by the optionee. At such optionee's death an option or any part thereof may only be transferable by such optionee's will or by the laws of descent and distribution. The Board or a committee of the Board is responsible for the administration of the Plan.

Options, stock appreciation rights ("SARs") and restricted stock granted under the Plan are generally granted at the United States Dollar equivalent of the closing sales price of the Class A Shares on the day immediately preceding the grant date, as reported on the TSX. A SAR entitles the holder, upon exercise of the SAR, to surrender the entire SAR or any portion thereof to the extent unexercised, and to receive payment of an amount determined by multiplying (i) the excess of the weighted average trading price on the open market for the Class A Shares for the five (5) trading days immediately preceding the date of exercise of such SAR over the exercise price under the SAR, by (ii) the number of shares as to which such SAR has been exercised. Notwithstanding the foregoing, the agreement evidencing the SAR may limit in any manner the amount payable with respect to any SAR.

The maximum number of shares of Class A Shares (Shares) for which options may be granted to any one person in any year is 300,000 Shares. In addition, the total number of Shares reserved for issuance to any one person pursuant to options cannot exceed 5% of Shares outstanding. Each option grant is limited to a maximum duration of 10 years from the time it is granted, except that an incentive stock option granted to a ten percent shareholder shall have a maximum duration of five years from the time it is granted and the vesting period is discretionary.

The Plan provides the following for termination of employment with regard to the options outstanding at the date of termination:

Retirement. Any then outstanding options under the Plan may be exercised at any time prior to the earlier of the expiration date of the outstanding options or 12 months after the date of retirement.

For Cause. Any then outstanding options become null and void.

Involuntary Termination of Employment. Any then outstanding options that are vested at the time of termination may be exercised at any time prior to the earlier of the expiration date of the vested outstanding options or 30 days after the date of termination.

Voluntary Termination of Employment. Any then outstanding options that are vested at the time of termination may be exercised at any time prior to the earlier of the expiration date of the vested outstanding options or 90 days after the date of termination.

The Board may, at any time and from time to time, modify, amend, suspend or terminate the Plan in any respect. Amendments to the Plan are subject to stockholder approval to the extent required by applicable securities laws.

Historical Information

The Plan currently provides for the grant of both "incentive stock options" and "non-qualified stock options" ("NQSOs") to purchase Class A Shares, stock appreciation rights ("SARs"), or the issuance of up to 1,050,000 Shares of restricted stock. To date, 635,350 Shares of restricted stock have been granted and 1,663,127 options have been exercised under the Plan totaling 2,298,477 Shares or 6.3% of the current issued and outstanding Common Shares of the Company. Options for the purchase of 3,082,825 Class A Shares are outstanding, representing approximately 8.4% of the issued and outstanding Common Shares of the Company.

Amendments to the Plan

Management of the Corporation and the Board has determined that it is in the best interests of the Corporation to revise and amend the Plan which expires on January 30, 2007 as follows:

1. To amend the Effective Date of the Plan from January 30, 1997 to January 29, 2006.

The Plan expires 10 years from the Effective Date and, if approved by the Shareholders, the Plan would expire January 29, 2016.

2. To change the number of Shares reserved pursuant to the Plan, subject to regulatory and shareholder approval, from a set maximum amount of 3,650,000 Shares to a rolling 10% of the Common Shares outstanding, from time to time.

This change is intended to ensure that there will be an adequate pool of Shares under the Plan to enable the Company to attract and retain directors, officers, and employees of, and service providers to, the Company and its subsidiaries and thereby advance the Company's interests by affording such persons an opportunity to acquire an equity interest in the Company through the exercise of stock options, stock appreciation rights and the grant of restricted stock.

3. To limit the total number of Shares issued to all insiders, within any one-year period, under all security based compensation arrangements, to not more than 10% of the outstanding Common Shares on the date of grant.

The Plan would no longer limit: a) the maximum number of stock options issuable to any one optionee to 5% of the outstanding Shares; and b) the number of options that may be granted to any one person in any year to 300,000.

4.  To allow grants under the Plan to include any combination
(individually or collectively) of stock options, stock appreciation rights or restricted stock.

The maximum number of Shares reserved for issuance under the Plan is 3,650,000. The remaining number of Shares reserved for issuance under the Plan is 3,460,412. As of January 31, 2006 an aggregate of 3,082,825 options, representing 8.4% of the outstanding share capital as of January 31, 2006, remain outstanding and unexercised and 377,587 remain available for grant. Since the adoption of the Plan, including options from predecessor plans, the Corporation has granted options for the purchase of 9,729,634 Shares, of which 1,663,127 options have been exercised, 14,296 options have been swapped, and 4,969,386 have been cancelled.

Assuming the resolution approving the amendments to the Plan is approved, the maximum number of Shares issuable under the Plan, from time to time, would be 10% of the issued and outstanding Common Shares. As of the date of this information circular the number of Shares issuable would be 3,637,883, or an increase of 177,421 Shares.

Other changes in the Plan include:

a) The revision of the definition of Fair Market Value (Section 2 of the Plan) to comply with the TSX guidelines. Fair Market Value means,

From   "the closing sales price or the United States Dollar equivalent of the closing sales price at which a share of the Stock is reported to have traded on the day immediately preceding the grant date as reported on the Principal Market for the Stock..."

To:   "subject to any applicable Exchange rules, the volume weighted average trading price or the United States Dollar equivalent of the Stock calculated by dividing the total value by the total volume of Stock on the Exchange where the majority of the trading volume and value of the Stock occurs, for the five trading days immediately preceding the relevant date;..."

b) Rewording of the section on Trasferability and Exercisability of Options (Section 7 of the Plan) Other changes in the Plan include:

"No Option shall be transferable by the Optionee other than (i) by will or by the laws of descent and distribution; (ii) a qualified domestic relations order (as defined in the Code or Title 1 of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder); or (iii) gift to such Optionee's child(ren) or grandchild(ren), whether directly or indirectly or by means of a trust, partnership or otherwise."

The result of the amendment is that at any point in time the Corporation may have stock options, stock appreciation rights, or restricted stock outstanding for the purchase of up to 10% of the outstanding share capital of the Corporation. The amended Plan must be approved and ratified by the Shareholders every three years.

A copy of the amended Plan is available for viewing up to the date of the Meeting at the Company's offices in Spokane, Washington and on the Company's website at www.goldreserveinc.com .

The following is the form or ordinary resolution to be approved by the Shareholders at the Meeting:

"BE IT RESOLVED THAT:

1. An amendment to the Plan changing the Effective Date of the Plan from January 30, 1997 to January 29, 2006 is hereby ratified and approved;

2. An amendment to change the number of Shares reserved pursuant to the Plan, subject to regulatory and shareholder approval, from a set maximum amount of 3,650,000 Shares to a rolling 10% of the Common Shares outstanding, from time to time, is hereby ratified and approved;

3. An amendment to limit the total number of Shares issued to all insiders, within any one-year period, under all security based compensation arrangements, to not more than 10% of the outstanding Common Shares on the date of grant, is hereby ratified and approved.

4. An amendment to allow grants under the Plan to include any combination of stock options, stock appreciation rights or restricted stock, is hereby ratified and approved.

5. The directors may revoke this resolution before it is acted upon without further approval of the Shareholders; and

6. Any officer or director is hereby authorized to execute and deliver any documents, instruments or other writings and to do all other acts as may be necessary or desirable to give effect to the foregoing resolution."

The Board has determined that the amendment to the Gold Reserve Inc. Equity Incentive Plan is in the best interests of the Company and recommends that the Shareholders vote in favor of the resolution authorizing such amendment.

Item 3. Extension of Stock Options

At the Meeting, the Shareholders of the Company will be asked to approve an ordinary resolution to extend the termination date of 1,592,862 outstanding stock options priced at $0.72, held by nine (9) insiders of the Company set to expire on June 8, 2006, to December 31, 2006 and, subject to discretion of the Board to further extend the expiry date no later than to June 8, 2008.

The options subject to this extension are NQSOs. The exercise of a NQSO is a taxable event with the difference between the exercise price and the fair market value at the date of exercise subject to regular income tax pursuant to the U.S. Internal Revenue Code.

Tax counsel has advised Management that extending the options noted above is not without cost to the optionee. If the term of the NQSOs are extended beyond the 2006 calendar year, on any subsequent exercise of those options, the difference between the exercise price and the fair market value at the date of exercise ("spread") will be subject to an additional 20% excise fee pursuant to section 409A of the Internal Revenue Code. In addition, this spread will likely be considered earned on a much earlier date resulting in substantial interest and penalties to the optionee.

For the reasons noted above, the optionees will likely be required to sell some or all of the shares received upon the exercise of the option in order to meet the federal income tax requirements incurred upon the exercise of the option. Management believes that, during a time period when the Company is seeking additional equity and debt financing for construction of the Brisas Project, it is not in the best interests of the Company for Management to be forced into exercising otherwise expiring stock options and selling the shares in the market potentially adversely affecting Shareholder value. If permitted by final IRS regulations without substantial additional tax burden to the option holders, Management believes, for the above mentioned reasons, that it is in the best interests of the Company to further extend the expiry date of the otherwise expiring options from December 31, 2006 to no later than June 8, 2008.

The Board unanimously recommends that Shareholders vote in favor of the resolution: 1) to allow the Plan participants with expiring options to maintain those options and provide the optionee the opportunity to acquire an equity interest in the Company and to participate in the increase in shareholder value as reflected in the growth in the price of the shares of the Company stock; and 2) to negate the potential adverse affect on Shareholder value if the resolution is not approved and the options are exercised and underlying shares are sold.

Approval of this item, for the purposes of complying with the TSX's policy limitations, requires the affirmative vote of a majority of the Common Shares of the Company represented at the Meeting, in person or by proxy, held by persons who are neither directors, executive officers, or other insiders (or associates of insiders) of the Company. As of January 31, 2006, based on information available to the Company, a total of 2,933,127 Common Shares of the Company were held by directors, executive officers, or other insiders (or their associates) of the Company, representing approximately 8.1% of the total outstanding
Common Shares at such date.

The following is the form of ordinary resolution to be approved by the Shareholders at the Meeting:

"BE IT RESOLVED THAT:

1. The expiration date of stock options, originally set to expire on June 8, 2006, be extended to December 31,2006 and subject to discretion of the Board to further extend the expiry date no later than to June 8, 2008;

2. The directors may revoke this resolution before it is acted upon without further approval of the Shareholders; and

3. Any officer or director is hereby authorized to execute and deliver any documents, instruments or other writings and to do all other acts as may be deemed necessary or desirable to give effect to the foregoing resolution."

The Board unanimously recommends that Shareholders vote in favor of the resolution.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a Director or senior officer of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Special Meeting of Shareholders accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information about the Company may be found on the SEDAR website at www.sedar.com on the U.S. Securities and Exchange
Commission's website at www.sec.gov and on the Company's website at www.goldreserveinc.com. A copy of this document and other public documents of the Company are available upon request to:

Gold Reserve Inc. 926 W. Sprague Avenue, Suite 200 Spokane, Washington 99201 Phone: (509) 623-1500 Fax: (509) 623-1634

APPROVAL AND CERTIFICATION

The contents and the sending of this Information Circular have been approved by the Board.

The forgoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

Dated at Spokane, Washington, this 31st day of January 31, 2006.

/s/Rockne J. Timm
Chief Executive Officer

Robert A. McGuinness
Vice President Finance and Chief Financial Officer


GOLD RESERVE INC.

PROXY

SPECIAL MEETING OF SHAREHOLDERS

March 22, 2006

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF GOLD RESERVE INC.

The undersigned shareholder of Gold Reserve Inc. (the "Company") hereby appoints Rockne J. Timm, Chief Executive Officer of the Company, or failing him, Robert A. McGuinness, Vice President Finance and Chief Financial Officer of the Company, or instead of either of them ____________________, as proxyholder for the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Special Meeting (the "Meeting") of Shareholders of the Company to be held on March 22, 2006 at 9:30 a.m. (Pacific time) and at any adjournment thereof, in the same manner, to the same extent and with the same powers as if the undersigned were present at the said Meeting or any adjournment or adjournments thereof and, without limiting the general authorization given, the person above named is specifically directed to vote on behalf of the undersigned in the following manner:

1) On the approval of the continuation of and amendment to the Shareholders Rights Plan:

       VOTE FOR ____________		or	VOTE AGAINST _________
       (and, if no specification is made, to vote FOR);

2) On the approval of the Amendments to the Equity Incentive Plan:

       VOTE FOR ____________		or	VOTE AGAINST _________
       (and, if no specification is made, to vote FOR);

3) On the approval of the extension of options expiring on June 8, 2006 to December 31, 2006 and, subject to discretion of the Board, to further extend the expiry date no later than to June 8, 2008.

       VOTE FOR ____________		or	VOTE AGAINST _________
       (and, if no specification is made, to VOTE FOR);



and conferring discretionary authority to vote on amendments or variations to the matters identified in the Notice of Special Meeting relating to the Meeting and on all other matters that may properly come before the Meeting or any adjournment thereof in such manner as the person above named may see fit.

The undersigned hereby revokes any instrument of proxy previously given and does hereby further ratify all the said proxy may lawfully do in the premises.

DATED this _____ day of __________, 2006.

________________________________________		_______________________________
Print Name						Print Name (if held jointly)

________________________________________		_______________________________
Signature						Signature (if held jointly)



99.3  Report of Voting Results at Special Meeting of Shareholders

GOLD RESERVE INC.
Special Meeting of Shareholders
March 22, 2006

REPORT OF VOTING RESULTS

Section 11.3 National Instrument 51-102 - Continuous Disclosure Obligations

March 22, 2006

Common Shares represented at the meeting               15,559,321 or 43%
Total outstanding (Class A and Class B)
        Common Shares as at record date:               36,398,826

The matters voted upon at the Meeting and the results of the voting were as follows:

Special Business          Outcome of Vote    Votes For       Votes Against

1.Shareholder Rights
Plan
The approval of the
continuation of and
amendments to the
Shareholder Rights Plan.      FOR            11,520,412      4,010,168

2.
Amendments to the
Equity Incentive Plan
The approval of the
Amendments to the
Equity Incentive Plan.        FOR            11,508,579      4,050,742

3.
Option Extension
The approval of the
extension of options
expiring on June 8,
2006 to December 31,
2006 and, subject to
discretion of the Board,
to further extend the
expiry date no later than
to June 8, 2008.              FOR             7,661,789      4,964,405


For additional information please see the Circular dated
January 31, 2006.


March 23, 2006

/s/ Robert A. McGuinness
Vice President Finance and CFO